Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Nippon Mining Holdings, Inc.
Subject Companies: Nippon Oil Corporation and
Nippon Mining Holdings, Inc.
Commission File Number: 132-02665
Dated October 30, 2009

October 30, 2009

Company name	NIPPON MINING HOLDINGS, INC.
President and CEO	Mitsunori Takahagi
Stock listings	Tokyo, Osaka and Nagoya
Code No.	5016
Contact to	Investor Relations Department
Telephone number	+81-3-5573-5123

Nippon Mining Holdings
Proposes Partial Amendments to its Articles of Incorporation

Nippon Mining Holdings, Inc. (Head Office: Toranomon 2-chome, Minato-ku, Tokyo; President: Mitsunori Takahagi; the “Company”) at a meeting of the Board of Directors held today, decided to put forward certain partial amendments, as detailed below, to the Articles of Incorporation at the Extraordinary meeting of shareholders scheduled for January 27, 2010.

1. Reasons for amendments
To smoothly consummate the convocation and other clerical procedures for annual meetings of shareholders, the Company has a provision in its Articles of Incorporation for the record date for annual meetings of shareholders (Article 11), pursuant to Article 124-3 of the Companies Act.
The Company will seek approval of a share transfer plan for the incorporation of a holding company (the “Share Transfer Plan”) at an extraordinary meeting of shareholders scheduled for January 27, 2010. If the Share Transfer Plan is approved and consummated on April 1, 2010, the holding company, JX Holdings, Inc. will be the sole shareholder of the Company, and accordingly Article 11 will no longer be necessary.
Therefore, the Company proposes to abolish the record date for annual meetings of shareholders, to delete Article 11 of its Articles of Incorporation, and to renumber the articles following the current Article 11 accordingly.
The amendments of Articles of Incorporation above take effect on March 31, 2010, on the conditions that (1) the Share Transfer Plan is approved, (2) that the approved Share Transfer Plan does not lose effect prior to March 31, 2010, and (3) that the Share Transfer Plan is not suspended prior to March 31, 2010.

2. Details of amendments
Details of the proposed amendments to the Articles of Incorporation are as follows.

(proposed amendments are underlined)
Current provisions	Proposed amendments
(Record Date for Ordinary General Meeting of Shareholders)
Article 11  The record date for determining shareholders with voting rights to be convened to the Company’s ordinary general meeting of shareholders shall be March 31 of each year.
(Deleted)
Article 12 - Article 40	Article 11 – Article 39 (Content unchanged)

(Reference)
Nippon Mining Holdings, Inc. will pay dividends for FY 2009 (from April 1, 2009 to March 31, 2010) to shareholders or registered pledgees recorded on the final shareholders’ roster as of March 31, 2010, pursuant to Article 39 (amended Article 38) of the Articles of Incorporation, subject to a resolution of Board of Directors of Nippon Mining Holdings, Inc. scheduled in May 2010.

3. Schedule
Planned date of meeting of shareholders for amendments to the Articles of Incorporation:
January 27, 2010 (Wednesday)
Planned date on which amendments to the Articles of Incorporation will take effect:
March 31, 2010 (Wednesday)
# # # #

Filings with the U.S. Securities and Exchange Commission
Nippon Oil Corporation and Nippon Mining Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed joint share transfer. The Form F-4 (if filed) will contain a prospectus and other documents. The Form F-4 (if filed) and prospectus, as they may be amended from time to time, will contain important information about Nippon Oil Corporation and Nippon Mining Holdings, Inc., the joint share transfer and related matters including the terms and conditions of the transaction. U.S. shareholders of Nippon Oil Corporation and Nippon Mining Holdings, Inc. are urged to read the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that may be filed with the SEC in connection with the joint share transfer carefully before they make any decision at the shareholders meeting with respect to the joint share transfer. The Form F-4 (if filed), the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be made available to shareholders, free of charge, by faxing a request to Nippon Oil Corporation at +81-3-3502-9860 or Nippon Mining Holdings, Inc. at +81-3-5573-5139.

Cautionary Statement Regarding Forward-Looking Statements
This announcement contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of the transaction.